November __, 2001

Radiant Energy Corporation
40 Centre Drive
Orchard Park, New York 14127

[FORM OF OPINION]

Ladies/Gentlemen:

                             You have requested our opinion on certain U.S. federal income tax consequences of various aspects of a rights offering (the "Rights") to shareholders of Radiant Energy Corporation (the "Company" or "Radiant") who are U.S. citizens or residents under U.S. domestic tax law, including domestic corporations ("U.S. shareholders"). This letter addresses the following issues:

                             A.        The U.S. federal income tax consequences to U.S. shareholders of the receipt, ownership, disposition and exercise of the Rights.

                             B.        The U.S. federal income tax consequences to U.S. shareholders of the receipt, ownership, disposition and conversion of the Series B 8% Redeemable Convertible Debentures (the "Series B Debentures") received upon exercise of the Rights.

                             C.        The U.S. federal income tax consequences to U.S. shareholders of the receipt, ownership and disposition of the common shares received in exchange for the Series B Debentures (the "Common Shares").

                             D.        Additional U.S. federal income tax consequences to U.S. shareholders with respect to the above arising specifically out of the Company's status as a foreign corporation.

I.        Scope of Opinion.

                          The opinions expressed in this letter are based upon the Internal Revenue Code of 1986, as amended (the "Code"), and related published opinions, rulings, regulations, and cases available through the date of this letter, all of which are subject to modification or reversal or revision at any future date. In rendering our opinion, we do not undertake a continuing duty to inform you of changes in the law. Our opinions are limited to the U.S. federal income tax issues addressed herein; we have not reviewed and therefore do not express any opinions concerning the laws of any state or local government, any other federal law, or any law of a foreign jurisdiction.

                          This discussion addresses the federal income tax considerations only for initial distributees of the Rights who hold all of their Rights, Series B Debentures, and Common Shares as capital assets, as that term is defined under Section 1221 of the Code. This discussion does not address all U.S. federal income tax considerations that may be relevant to shareholders in light of their particular circumstances or to shareholders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, and shareholders that are, for federal income tax purposes, nonresident aliens or foreign corporations.

                          You have provided us with certain factual information concerning the Rights, the Series B Debentures, the Common Shares, and the Company. Such information is referred to in this letter, and the opinions expressed herein are expressly subject to the accuracy of such factual information. We have relied upon you for the accuracy of such factual information and accordingly make no representation or warranty regarding such accuracy.

                          As used in this discussion, the term "earnings and profits" means any earnings and profits as determined under the Code. You have represented that the Company has no current or past earnings and profits, and our review of the Company's tax return ending October 31, 2000 confirms that there are negative earnings and profits. The remainder of this letter assumes that the Company has no accumulated or current earnings and profits at the time of the rights offering.

II.        Description of the Offering.

                          Radiant is a Canadian corporation whose common shares trade on the Canadian Venture Exchange ("CDNX"). The Company provides deicing technology and services to the commercial airline industry. You have represented that the Company is a holding company, and that all business operations are conducted through and all assets are held by the Company's wholly-owned U.S. subsidiary, Radiant Aviation Services, Inc. You have also represented the following with respect to the ownership of the Company: (i) the largest shareholder of the is a U.S. publicly-traded corporation which owns approximately 20% of the Company, (ii) there are other U.S. shareholders, but none of them owns more than 5% of the Company, (iii) total ownership by U.S. shareholders is slightly more than 50%, and (iv) prior to the largest U.S. shareholder owning shares in the Company, total ownership by U.S. shareholders was less than 50%.

                          In an effort to raise cash and additional working capital, Radiant will distribute one Right for every common share held by its shareholders on a certain record date. Canadian tax counsel has expressed the opinion that Canadian withholding tax will be applied to U.S. shareholders on distribution of the Rights. The Rights will be received free of cost and will expire 30 days after issuance. The Rights will be transferable by the shareholders.

                          Ownership of 150 Rights will entitle the holder to subscribe for one Series B Debenture at a price of $100 per Debenture. Each Series B Debenture will pay interest at the rate of 8% per annum and will mature 5 years from the date of expiration of the Rights. The Series B Debentures will be transferable by the shareholders.

                          Each Series B Debenture will be convertible at the holder's option at any time prior to maturity into 115 Common Shares of the Company. Between one and two years after issuance of the Rights, the Company will have the right to redeem any Series B Debentures not converted into Common Shares, subject to the holder's conversion privilege.

III.        U.S. Federal Income Tax Consequences with Respect to the Rights.

              A.         Receipt. Section 305(a) of the Code provides, as a general rule, that gross income does not include any distribution of "stock" of a corporation made by such corporation to its shareholders with respect to its stock. For this purpose, the term "stock" includes rights to acquire such stock. Section 305(d)(1). The Tax Court and the Internal Revenue Service ("Service") have extended this definition of "stock" to include rights to acquire debentures which are convertible into stock, provided the value of the rights is attributable to the conversion privilege and not to the privilege of acquiring a form of convertible debt. Powel v. Cmr., 27 B.T.A. 55 (1932), acq., XIII-2 C.B. 15 (1934); GCM 13275, XIII-2 C.B. 121 (1934). In the event that rights to acquire convertible debentures have value independent of the right of the conversion privilege, the rights distribution would be taxable under Section 301 of the Code. Under Section 301, distributions are treated as follows: first, as a dividend to the extent of the distributing corporation's earnings and profits; second, as a tax-free return of capital to the extent of the distributee-shareholder's adjusted basis in its shares; and third, as gain from the sale or exchange of the distributee-shareholder's shares. Section 301(c).

                          In this case, the Rights are to acquire convertible debentures, not Radiant stock. Since a Right holder can acquire a $100 Series B Debenture by paying $100 in cash, and since the fair market value of an 8% debenture with the attributes of the Series B Debentures without a conversion privilege probably would sell at less than face value under current market conditions, it is reasonable to conclude that the Rights would have no value independent of the right of the Series B Debentures to convert into Common Shares. Accordingly, the distribution of Rights should qualify as tax-free under Section 305 of the Code.

              B.         Basis. Basis will be allocated among the Rights only if the Rights are exercised or sold by the shareholder. Treas. Reg.ss.1.307-1(a). If the fair market value of the Rights received by a shareholder equals or exceeds 15% of the fair market value of the shareholder's common shares on the date of distribution, then the shareholder's basis in its common shares on account of which the Rights were distributed is allocated between the common shares and the Rights in proportion to their relative fair market values. Id. On the other hand, if the fair market value of the Rights received by a shareholder is less than 15% of the fair market value of the shareholder's common shares on the date of distribution, then the Rights are allocated a zero basis, unless the shareholder affirmatively elects to allocate basis in proportion to the relative fair market values of the Rights and common shares on the date of distribution (as above). The election is made by attaching a statement to the shareholder's tax return for the taxable year in which the Rights are received. Treas. Reg.ss.1.307-2.

              C.         Holding Period. Under Section 1223(5) of the Code, the shareholder's holding period of the Rights will include the holding period in the common shares on account of which the Rights were distributed.

              D.         Sale or Exchange. If the Company had earnings and profits, Section 306 of the Code might apply to tax all or part of the gain realized on disposition of the Rights as ordinary income. However, the Company will have no earnings and profits at the time of the distribution of the Rights, so the sale or other disposition of the Rights will be treated as the sale of a capital asset, the gain or loss on which will be taxable to the extent of the difference between the amount realized and the shareholder’s adjusted basis in the Rights. Section 1234(a).

              E.         Non-exercise. No basis will be allocated to Rights which are not exercised or sold. Treas. Reg. ss.1.307(a). Thus, no loss will be allowed with respect to the non-exercise of the Rights, and no other tax consequence will arise with respect to such non-exercise.

              F.         Exercise. No gain or loss will be recognized upon the exercise of the Rights. Rev. Rul. 72-71, 1972-1 C.B. 99.

              G.         Foreign Tax Credit. U.S. taxpayers may be entitled to credit taxes paid or accrued to foreign jurisdictions against their U.S. tax. Such a credit is only allowed with respect to foreign-source income under the U.S. source of income rules. The credit is limited to the lesser of (1) the foreign tax paid or accrued during the year, or (2) the U.S. tax allocable to foreign-source income during the year. Section 904(a). In determining this limit, foreign-source income and foreign taxes allocable thereto must also be assigned to certain separate categories or "baskets," and the limitation is separately applied to each basket. Section 904(d)(1). If, because of this limit, a U.S. taxpayer cannot credit the full amount of foreign taxes paid or accrued in the tax year, the taxpayer is allowed a 2-year carryback and then a 5-year carryforward of the unused foreign taxes. Section 904(c).

                          Canadian counsel has indicated that the Rights distribution will be subject to Canadian withholding tax as a deemed dividend. Under the U.S. source of income rules, dividends are sourced according to the residence of the paying corporation. Section 862(a)(2). Thus, the Rights distribution will be considered foreign source. However, since the Rights distribution will not be subject to U.S. tax, U.S. shareholders may not have U.S. tax against which the Canadian tax may be properly credited (if they have no other foreign source income in the same "basket" subject to U.S. tax). This potential mismatch with respect to the timing of the tax means that the Canadian tax credit may go unused if the shareholder has no foreign source income within the same basket subject to U.S. tax during the carryback/carryforward period.

IV.        U.S. Federal Income Tax Consequences With Respect to the Series B Debentures.

              A.         Purchase. The purchase of the Series B Debentures upon exercise of the Rights will have no tax consequence. Rev. Rul. 72-71.

              B.         Basis. A shareholder's basis in the Series B Debentures will be the amount paid upon exercise of the Rights ($100 per Debenture) plus any basis allocated to the Rights under Section 307 of the Code. Rev. Rul. 72-71.

              C.         Holding Period. The holding period of the Series B Debentures will begin with the date the Rights are exercised. Section 1223(6); Rev. Rul. 72-71.

              D.         Current Taxation. Interest on the Series B Debentures will be taxed as ordinary income to the shareholders. The timing of the interest inclusion will depend on the shareholder's method of accounting.

              E.         Sale, Exchange or Redemption. A shareholder will recognize gain or loss upon the sale or exchange (other than redemption) of the Series B Debentures in an amount equal to the difference between the amount of cash received (except to the extent that cash received is attributable to interest which has not been included in income) and the shareholder’s adjusted basis in the Series B Debentures. The gain or loss will be long-term capital gain or loss if the shareholder’s holding period exceeds one year.

                          If the Series B Debentures are redeemed by the Company, the taxation of such redemption may depend upon whether the Series B Debentures are considered debt or equity in the Company. If treated as debt, the redemption would be subject to the same sale or exchange treatment discussed above. If treated as equity, then the redemption will be treated as a distribution subject to Section 301 of the Code (see III.A.) unless the redemption qualifies under Section 302(b) of the Code as (1) a "complete termination" of the shareholder's interest in Radiant, (2) "substantially disproportionate," or (3) "not essentially equivalent to a dividend." In determining whether any of these tests has been met, certain constructive ownership rules set forth in Section 318 of the Code must generally be taken into account. Section 302(c). If any of these three tests is met, Radiant's redemption of the Series B Debentures for cash will be treated, as to that shareholder, as an exchange under Section 302(a) of the Code giving rise to gain or loss to the extent of the difference between the redemption proceeds and the shareholder's adjusted basis in the redeemed Series B Debentures (except to the extent that cash received is attributable to interest which has not been included in income). If none of these tests are met, and the amounts received in redemption of the Series B Debentures are treated as distributions under Section 301 of the Code, then the shareholder's basis in the Series B Debentures so redeemed will be transferred to the shareholder's remaining holdings in Radiant. Treas. Reg.ss.1.302-2(c).

                          The fact that the Rights are treated like "stock" under Section 305 and that the Series B Debentures will be held (if the Rights are exercised) in the same proportion as the common shares of the Company might seem to suggest that the Series B Debentures will be considered stock in the Company. However, in the absence of authority treating convertible debentures as stock, and in light of the debt characteristics of the Series B Debentures in this case, we believe that the Series B Debentures should be respected as debt upon redemption and subject to the general sale or exchange rules outlined above. This conclusion is not free from doubt.

              F.         Conversion. The conversion of the Series B Debentures into Common Shares should qualify as a reorganization under Section 368(a)(1)(E) of the Code. Under Section 354(a) of the Code, the surrender of securities in exchange for stock pursuant to a reorganization is tax-free. Treas. Reg.ss.1.354-1(a). Even if the conversion does not qualify as a Section 368(a)(1)(E) reorganization, the Service has held that the surrender of corporate debentures for stock is not a taxable event. Rev. Rul. 72-265, 1972-1 C.B. 222.

                          To the extent that the Common Shares received upon conversion are attributed to accrued but unpaid interest on the Series B Debentures, such Common Shares will be treated as interest income. Section 354(a)(2)(B). This treatment should only concern shareholders on the cash method of accounting; shareholders on the accrual method of accounting should have previously included such interest into income.

V.        U.S. Federal Income Tax Consequences With Respect to the Common Shares

              A.         Receipt. The receipt of Common Shares in conversion of the Series B Debentures should not have any tax consequence (except as discussed in IV.F. above for Common Shares attributed to accrued but unpaid interest).

              B.         Current Taxation. Cash dividends paid on the Common Shares will be taxable as ordinary income to the extent of Radiant's earnings and profits, if any. To the extent that the dividends paid on the Common Shares exceeds Radiant's earnings and profits, the distributions will be taxed: first, as the tax-free return of the shareholder's adjusted basis in the Common Shares; and second, as gain from the sale or exchange of the Common Shares. Section 301(c).

                          If dividends are paid by Radiant to U.S. corporate shareholders, such shareholders may be entitled to credit a portion of the foreign taxes paid by Radiant. Section 902.

              C.         Basis. A shareholder's basis in the Common Shares received in conversion of the Series B Debentures will be the same as the shareholder's basis in the Series B Debentures, increased by the value of any Common Shares received for accrued but unpaid interest on the Series B Debentures. Section 358(a); Rev. Rul. 72-71.

              D.         Holding Period. The holding period of the Common Shares received in conversion of the Series B Debentures should include the holding period of the Series B Debentures. Section 1223(1).

              E.         Sale or Exchange. Gain or loss on the sale or exchange (other than by redemption) of the Common Shares received in conversion of the Series B Debentures will be recognized by the shareholder to the extent of the difference between the amount received and the shareholder’s adjusted basis in the Common Shares. There are several non-recognition provisions in the Code which might defer the recognition of this gain or loss to the shareholder.

              F.         Redemption. In the case of a redemption of the Common Shares received in conversion of the Series B Debentures, the redemption will be tested under the general rules of Sections 301 and 302 of the Code, as discussed in IV.E. above.

VI.        U.S. Federal Income Tax Consequences With Respect to Radiant’s Foreign Corporation Status

                          To this point, the discussion has focused on the general rules under U.S. federal income tax law. This section will address specific issues related to the Company's status as a foreign corporation.

              A.        U.S. Anti-Deferral Regimes. Special “anti-deferral regimes” may apply to U.S. shareholders of foreign corporations which constitute controlled foreign corporations (“CFCs”) under Section 957 of the Code, foreign personal holding companies (“FPHCs”) under Section 552 of the Code, or passive foreign investment companies (“PFICs”) under Section 1297 of the Code. An analysis of the current and past ownership of Radiant’s common shares indicates that the Company is not and has never been a CFC or FPHC. As discussed below, however, an analysis of the consolidated financial statements for the years 1998 through 2001 indicates that Radiant was a PFIC for its 1999 tax year.

                           1.         PFIC classification. A foreign corporation is a PFIC if it satisfies an income test or an asset test. Under the income test, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income under Section 954(c) of the Code. Section 1297(a)(1), (b)(1). Under the asset test, a foreign corporation is a PFIC if at least 50% of the assets held by the company during the taxable year produce passive income. Section 1297(a)(2).

                          Under a special look-through rule, "passive income" does not include interest, dividends, rents or royalties received or accrued from a "related person" to the extent such income is properly allocable to income of the related person which is not passive income (the "related person look-through rule"). Section 1297(b)(2)(C). For this purpose, a "related person" includes a more than 50%-owned corporation. Section 954(d)(3), as referenced by Section 1297(b)(2)(C). Under another special look-through rule, a foreign corporation owning at least 25% by value of the stock in another corporation is treated as if the foreign corporation: (1) held its proportionate share of the other corporation's assets, and (2) received directly its proportionate share of the other corporation's income (the "subsidiary look-through rule"). Section 1297(c).

                          You have provided consolidated financial statements for the years ending October 31, 1998, 1999 and 2000. You have has also represented that the U.S. operating subsidiary is engaged in an active trade or business and that most of the underlying value of the Company is attributed to certain underlying patents in the subsidiary. Because the patents are used in the active trade or business, and such patents are deemed owned by Radiant under the subsidiary look-through rule, it does not appear that Radiant was a PFIC under the asset test for the years 1998-2000. Assuming the Company continues to hold more than 50% active assets, it will not be a PFIC under the asset test in 2001 or future years. No opinion is expressed for years prior to 1998.

                          The consolidated financial statements indicate that Radiant was not a PFIC under the income test for years 1998 or 2000. However, the Company's interest income for the year ending October 31, 1999 exceeded 75% of gross income. Not reflected on the consolidated balance sheets is interest income attributed to an intercompany loan to the U.S. operating subsidiary. If the related party look-through rule applies to treat the intercompany interest income as active income, then Radiant would not be a PFIC under the income test for 1999. However, there is authority which suggests that the related party look-through rule does not apply where the subsidiary look-through rule also applies. H. Rep. No. 795, 100th Cong., 2d Sess. at 272. Moreover, where the subsidiary look-through rule applies, there is additional authority that intercompany items are eliminated for purposes of applying the PFIC income and asset tests. Id. at 268; Jt. Comm. on Tax'n, Gen. Expl. of TRA 1986 -- (1986 Blue Book) at 1026. The Code and Treasury Regulations are silent on these points. Nevertheless, under the existing authorities, it appears that the related party look-through rule is not available and that intercompany items are disregarded for purposes of the PFIC tests. As a result, it is likely that Radiant was a PFIC under the income test for the period ending October 31, 1999. Assuming the Company continues to generate at least 25% active income, it will not be a PFIC under the income test in future years. No opinion is expressed for years prior to 1998.

                          In general, if a company is a PFIC for any part of a U.S. shareholder's holding period of the company's stock, the company is always a PFIC with respect to that shareholder. U.S. shareholders of PFICs are required to annually file with their U.S. tax return Form 8621, Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund.

                           2.        Implications of PFIC Classification. U.S. shareholders of PFICs are taxed upon receipt of “excess distributions,” which include (1) gain recognized on the sale or deemed disposition of PFIC stock, and (2) distributions made by the PFIC, but only to the extent that the total distributions received for the tax year exceeds 125% of the average actual distributions received in the preceding three years. Section 1291(a), (b). Once determined, an excess distribution is allocated ratably to each day in the shareholder’s holding period for the stock. Section 1291(a)(1). Amounts allocated to the current year and the pre-PFIC holding period (if any) are included in gross income as ordinary income in the current year. Amounts allocated to the PFIC period (other than the current tax year) are subject to tax at the highest U.S. income tax rate, plus an interest charge for the deferral benefit (the “deferred tax amount”). Id.

                          Shareholders may elect to treat a PFIC as a qualified electing fund ("QEF") for the first year (during which they hold stock) in which the foreign corporation becomes a PFIC. The qualified electing fund election can avoid taxation under the "excess distribution" regime outlined above, but it results in the current taxation of the shareholder on its pro rata share of the corporation's annual earnings, regardless of whether such earnings are distributed. Section 1293. The QEF election has two potential benefits: first, where the company has capital gain, the lower capital gains rates; second, assuming the election is made in the first year holding period, the avoidance of the deferred tax amount. If a QEF election is made after a shareholder's first year in which the foreign corporation is a PFIC, then the shareholder is subject to tax under both the excess distribution and QEF regimes.

                           3.        PFIC Implications of Above Transactions. If Radiant is a PFIC, the distribution of the Rights in a transaction otherwise qualifying under Section 305 of the Code will not be considered an excess distribution. Prop. Reg.ss.1.1291-2(b)(1). Thus, there will be no PFIC consequence with respect to the Rights distribution. The non-exercise of the Rights should also have no PFIC consequence.

                          The proposed regulations treat options to acquire PFIC stock as PFIC stock. Prop. Reg. ss.1.1291-1(d). Since the holding period of the Rights includes the holding period of the underlying common shares (see III.C. above), the transfer of Rights (other than by exercise) distributed on common shares held by U.S. shareholders on October 31, 1999 (the last year the Company constituted a PFIC) should be considered a PFIC excess distribution. On the other hand, the transfer of Rights (other than by exercise) distributed on common shares not held by U.S. shareholders on October 31, 1999 should not be considered a PFIC excess distribution. For this purpose, a U.S. shareholder's holding period is determined under the general rules of the Code, except as modified by Prop. Reg.ss.1.1291-1(h).

                          The proposed regulations also provide that the exercise of an option is not a disposition of PFIC stock. Id. Therefore, the exercise of the Rights (regardless of the common shares on which such Rights are distributed) should not be considered a PFIC excess distribution. It follows that the exercise of the Rights should have no PFIC consequence.

                          The holding period of PFIC stock acquired upon exercise of an option includes the period the option was held. Prop. Reg.ss.1.1291-1(h)(3). Notably, the holding period of such stock does not include the holding period of the underlying common stock on which the option was issued. Under this rule, the holding period of the Series B Debentures will be deemed to begin upon distribution of the Rights. Since this period is after October 31, 1999 (the last year the Company constituted a PFIC), even if the Series B Debentures were treated as equity in the Company under the PFIC rules, the Series B Debentures would not be considered PFIC stock, and any subsequent transactions involving the Series B Debentures or Common Shares received in conversion of the Series B Debentures would not have PFIC consequences. Instead, the discussion in IV and V above should control the U.S. federal income tax consequences with respect to the Series B Debentures and the Common Shares.

                          Common shares (other than Common Shares received in conversion of the Series B Debentures) held by U.S. shareholders on October 31, 1999 would still be considered PFIC stock. Accordingly, any gain on the disposition of such stock or a portion of dividends paid on such stock would be considered a PFIC excess distribution.

                           4.        Purging the PFIC taint. If Radiant is a PFIC for any part of a U.S. shareholder’s holding period, the shareholder may purge its stock of the PFIC taint by making a deemed sale election under Sections 1291(d)(2) or 1298(b)(2) of the Code. The Section 1291(d)(2) election is available where the foreign company currently constitutes a PFIC under the income or asset tests. The election allows the shareholder to recognize gain (if any) on the deemed sale of the PFIC stock followed by a QEF election going forward. The result of this election is: (1) an increase in the shareholder’s stock basis by the amount of gain recognized; (2) the start of a new holding period with respect to the stock (for purposes of applying the PFIC provisions only); and (3) taxation under the QEF regime, not the excess distribution regime. Treas. Reg. §1.1291-10. The Section 1291(d)(2) election is made on Form 8621.

                          The Section 1298(b)(2) election is available where the foreign corporation does not currently constitute a PFIC under the income or asset tests. The election allows the shareholder to recognize gain (if any) on the deemed sale of the PFIC stock on the last day of the last taxable year in which the foreign company qualified as a PFIC. The result of this election is: (1) an increase in the shareholder's stock basis by the amount of gain recognized; (2) the start of a new holding period with respect to the stock (for PFIC purposes only); and (3) removal from both the excess distribution and QEF tax regimes. Temp. Reg.ss.1.1297-3T. The Section 1298(b)(2) election, which is also made on Form 8621, is made as part of an amended income tax return for the shareholder's taxable year that includes the PFIC termination date within three years of the due date, as extended, for the shareholder's tax return for such taxable year. Temp. Reg.ss.1.1297-3T(b). As applied to this case, calendar-year U.S. shareholders would have until the due date, with extensions, for filing their tax returns for the year ending December 31, 2002 to make the Section 1298(b)(2) election.

VII.        Conclusion

                          Based on the foregoing, with respect to U.S. shareholders of the Company, we are of the opinion that it is more likely than not that:

                           1.        The Company was a PFIC with respect to all U.S. shareholders of the Company on October 31, 1999. As such, gain from the disposition of common shares (or options to purchase common shares) and a portion of dividends paid on common shares held as of October 31, 1999 will be subject to the PFIC excess distribution regime (in addition to the general U.S. tax rules that apply to dispositions of, and distributions on, stock).

                           2.        With respect to the Rights,

                                        a.        The distribution of the Rights will not result in gain recognition for U.S. federal income tax purposes (for regular tax and PFIC purposes).

                                        b.        The exercise or non-exercise of the Rights will not result in gain recognition for U.S. federal income tax purposes (for regular tax and PFIC purposes).

                                        c.        The sale or exchange of the Rights will result in gain recognition for U.S. federal income tax purposes to the extent that the gross amount realized exceeds the shareholder's adjusted basis in the Rights (for regular tax and PFIC purposes).

                           3.        With respect to the Series B Debentures,

                                        a.        The sale, exchange or redemption of the Series B Debentures will result in gain recognition for U.S. federal income tax purposes to the extent the gross amount realized exceeds the shareholder’s adjusted basis in the Series B Debentures (for regular tax purposes).

                                        b.        The conversion of the Series B Debentures into Common Shares will not result in gain recognition for U.S. federal income tax purposes (for regular tax purposes).

                                        c.        There will be no PFIC consequence with respect to the receipt, ownership, disposition or conversion of the Series B Debentures.

                           4.        With respect to the Common Shares,

                                        a.        The sale or exchange of the Common Shares will result in gain recognition for U.S. federal income tax purposes to the extent the gross amount realized exceeds the shareholder's adjusted basis in the Common Shares (for regular tax purposes).

                                        b.        The redemption of the Common Shares will result in gain recognition for U.S. federal income tax purposes (for regular tax purposes). The character and amount of such gain will be tested under Sections 301 and 302 of the Code.

                                        c.        There will be no PFIC consequence with respect to the receipt, ownership and disposition of the Common Shares.

                          These opinions are limited to the U.S. federal income tax issues addressed herein; we have not reviewed and therefore do not express any opinions concerning the laws of any state or local government, any other federal law, or any law of a foreign jurisdiction. U.S. shareholders should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their own particular circumstances as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

                          Reference is made to your Registration Statement No. 333-69404 on Form SB-2 as filed with the U.S. Securities and Exchange Commission (the "Registration Statement"). We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under "Legal Matters" in the prospectus contained in the Registration Statement.

Very truly yours, HODGSON RUSS LLP By: _________________________________

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